Exhibit 99.45

99.45 News Release Dated March 14, 2014 INVESTOR RELATIONS CONTACT: Craig Armitage TMX Equicom (416) 815-0700 ext. 278 carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE	Toronto Stock Exchange Symbol: DND

CIPHER ANNOUNCES MANAGEMENT CHANGE

MISSISSAUGA, Ontario, March 14, 2014 — Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher” or “the Company”) today announced that Larry Andrews will be stepping down from his position as President and Chief Executive Officer. To ensure a smooth transition of responsibilities, Mr. Andrews will remain with the Company for a period of time while the Board undertakes a search process, following which he will continue working with Cipher in a consulting capacity.

“On behalf of the Board and all the employees, I want to thank Larry for many years of dedicated service to Cipher,” said Gerry McDole, Chair of Cipher. “Larry has led Cipher for its entire life as a public company and has been instrumental in the company’s regulatory and commercial success. We wish him all the best in his future endeavors and look forward to his continued contributions in a consulting capacity.”

“Leading Cipher has been an incredibly rewarding professional experience and I would like to sincerely thank our employees,” said Mr. Andrews. “With strong financial performance, a growing cash balance, and a talented, dedicated team, Cipher has an excellent foundation for continued success.”

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Craig Armitage	Gerald McDole
Investor Relations	Chair
TMX Equicom	Cipher Pharmaceuticals Inc.
(416) 815-0700 ext 278	(905) 602-5840
carmitage@tmxequicom.com